Exhibit 3.1

CERTIFICATE OF AMENDMENT

OF

RESTATED CERTIFICATE OF INCORPORATION

OF DARÉ BIOSCIENCE, INC.

Daré Bioscience, Inc. (the “Corporation”), a corporation organized and existing under the General Corporation Law of the State of Delaware (the “DGCL”), hereby certifies as follows:

1. This Certificate of Amendment (this “Certificate of Amendment”) amends the provisions of the Corporation’s Restated Certificate of Incorporation filed with the Secretary of State on April 15, 2014, as amended by the Certificate of Amendment thereto filed with the Secretary of State on July 19, 2017, by another Certificate of Amendment thereto filed with the Secretary of State on July 19, 2017, and by the Certificate of Amendment thereto filed with the Secretary of State on July 14, 2022, as corrected by the Certificate of Correction thereto filed with the Secretary of State on June 21, 2024 (as amended and corrected to date, the “Certificate of Incorporation”).

2. Article FOURTH of the Certificate of Incorporation is hereby amended by adding the following new paragraph immediately after the first sentence of Article FOURTH:

“Effective at 12:01 a.m. Eastern Time on July 1, 2024 (the “Effective Time”), every twelve (12) shares of Common Stock issued and outstanding or held by the Corporation in treasury stock, in each case immediately prior to the Effective Time, shall automatically be combined and reclassified into one (1) validly issued, fully paid and non-assessable share of Common Stock without any further action by the Corporation or the holder thereof (the “Reverse Stock Split”); provided, however, that no fractional shares of Common Stock shall be issued as a result of the Reverse Stock Split. In lieu thereof, any holder of Common Stock who would otherwise be entitled to a fractional share of Common Stock created as a result of the Reverse Stock Split (after taking into account all fractional shares otherwise issuable to such holder), following the Effective Time, shall be entitled to receive one (1) whole share of Common Stock. Any stock certificate that, immediately prior to the Effective Time, represented shares of Common Stock (an “Old Certificate”) shall thereafter, automatically and without the necessity of presenting the same for exchange, represent that number of shares of Common Stock into which the shares of Common Stock represented by the Old Certificate shall have been combined and reclassified, subject to the treatment of fractional shares described above; provided, however, that each holder of record holding an Old Certificate shall receive, upon surrender of such certificate, a new certificate evidencing and representing the number of shares of Common Stock after the Effective Time into which the shares of Common Stock formerly represented by the Old Certificate shall have been combined and reclassified, subject to the treatment of fractional shares described above. The Reverse Stock Split shall have no effect on the number of authorized shares of Common Stock, the number of authorized shares of Preferred Stock or the respective par values per share thereof, in each case as set forth in this Article FOURTH.”

3. This Certificate of Amendment shall become effective at 5:00 p.m. Eastern Time on June 26, 2024.

4. The amendment to the Certificate of Incorporation set forth in this Certificate of Amendment was duly adopted in accordance with the provisions of Section 242 of the DGCL.

5. All other provisions of the Certificate of Incorporation shall remain in full force and effect.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be executed by its duly authorized officer on this 26th day of June, 2024.

Daré Bioscience, Inc.

By:	/s/ Sabrina Martucci Johnson
Name:	Sabrina Martucci Johnson
Title:	President and Chief Executive Officer